UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of October, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Spirent plc

2. Name of shareholder having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



Registered Holder                                              Account Desig                         No of Shares


ALMLUFTTL-18409-CHASE MANHATTA                                     ALMLUFTT                               475,880

ASTEXMTTL-21359-CHASE NOMINEES                                     ASTEXMTT                               953,690

ASUKEXTTL-20947-CHASE MANHATTA                                     ASUKEXTT                            18,534,178

BARCLAYS CAPITAL NOMINEES LIMI                                                                            738,302

BARCLAYS TRUST CO AS EXEC/ADM                                      BLENTFUK                                   713

BLENTFUKQ-16344-CHASE MANHATTA                                     BLENTPUK                               113,162

BLENTPUKQ-16345-CHASE MANHATTA                                     BLEOFDUK                               276,391

BLEQFDUKQ-16331-CHASE MANHATTA                                     BLEOPTUE                               246,435

BLEQPTUEA-16341-CHASE MANHATTA                                     BLEOPTUK                             1,146,511

BLEQPTUKQ-16341-CHASE MANHATTA                                     BLUKINTT                               585,669

BLUKINTTL-16400-CHASE MANHATTA                                     527191                               8,344,640

CHASE MANHATTAN BANK                                               536747                               3,216,781

CHASE MANHATTAN BANK                                               552942                                 678,395

CHASE MANHATTAN BANK                                               CHATRKTT                               602,072

CHATRKTTL-16376-CHASE MANHATTA                                     573039                                 475,611

INVESTORS BANK AND TRUST CO.                                       585934                                  81,648

INVESTORS BANK AND TRUST CO.                                       595966                                   5,892

INVESTORS BANK AND TRUST CO.                                       601389                                 372,351

INVESTORS BANK AND TRUST CO.                                       540186                                  16,891

JPMORGAN CHASE BANK                                                581610                                 219,070

NORTHERN TRUST BANK - BGI SEPA                                     584069                                 329,081

NORTHERN TRUST BANK - BGI SEPA                                     583996                                 141,650

UBS LIMITED                                                                                               446,293

ZEBAN NOMINEES LIMITED                                                                                      4,780


                                                                   TOTAL                               38,006,086







5. Number of shares / amount of stock acquired
Not notified

6. Percentage of issued class
Not notified

7. Number of shares / amount of stock disposed
-

8. Percentage of issued class
-

9. Class of security
Ordinary Shares of 3.3333 pence each

10. Date of transaction
16 October 2003

11. Date company informed
21 October 2003

12. Total holding following this notification
38,006,086

13. Total percentage holding of issued class following this notification
4.03%

14. Any additional information

Notification received pursuant to S198-202 Companies Act 1985 that the shareholder named in 2 above has increased their shareholding in Spirent plc to 4.03%. Shareholder previously reported a shareholding of 28,604,635 shares (3.03%) on 21 August 2003.

15. Name of contact and telephone number for queries
Luke Thomas - 01293 767658

16. Name and signature of authorised company official responsible for making this notification
Luke Thomas - Deputy Company Secretary

Date of notification
21 October 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 21 October 2003                      By   ____/s/ Luke Thomas____

                                                    (Signature)*